FOR IMMEDIATE RELEASE            NASDAQ:TRIL

 TSX: TRIL

TRILLIUM THERAPEUTICS TO REPORT PRECLINICAL DATA ON ITS STING PROGRAM AT THE SITC 34TH ANNUAL MEETING

TORONTO, November 6, 2019 - Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that new preclinical data from its STING agonist program will be presented at the 34th annual meeting of the Society for Immunotherapy of Cancer (SITC). The meeting will be held November 6-10 in National Harbor, MD. The poster presentation will highlight the anti-tumor activity of TTI-10001, a novel small molecule STING agonist, when delivered intravenously or orally. Details of the presentation are listed below.

Title: "TTI-10001, a next generation small molecule STING agonist, demonstrates potent anti-tumor activity in mice following intravenous or oral administration"

Presenter: Bob Uger, Ph.D., Chief Scientific Officer, Trillium Therapeutics Inc.

Date and Time: November 9, 2019 from 8:00 a.m. - 8:30 p.m. ET

Location: Gaylord National Hotel & Convention Center

Abstract Number: P668

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

Contact and Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com